FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  22 March 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2 Germany launches 3G sent to the London Stock Exchange on 22 March 2004 press release

PR0407

           O2 GERMANY LAUNCHES 3G AND UNVEILS PLANS FOR UNIQUE MOBILE

                         BROADBAND SERVICE FOR THE HOME

Released: 21st March 2004

mmO2 today announced the launch next month of its first 3G commercial service - a new, high-speed laptop PC card available through its subsidiary O2 Germany - as well as development plans for a unique mobile broadband product, called surf@home.

Pioneered by O2 Germany, surf@home is the first product of its kind in Europe to integrate 3G and wireless LAN technologies into a single, compact box for use in the home or office. Customers simply use their PC, PDA or notebook across a wireless LAN via the box and out over the 3G network to access the Internet at speeds of up to six times greater than ISDN. When combined with O2 Germany's unrivalled Genion 'Home Zone' voice service, surf@home becomes a viable alternative to a fixed line.

O2 Germany intends to offer surf@home from this Autumn and will target its 2.3 million plus existing Genion customers and the 11.5 million users of ISDN throughout the country. In addition, plans are well-advanced to conduct trials of surf@home in the UK ahead of the commercial launch of 3G in the second half of this year.

Rudolf Groeger, chief executive of O2 Germany, said: "The launch of our high-speed data card packages at competitive prices, our extensive 3G coverage and development work into the integration of wireless technologies further underlines our leadership in mobile data.

"Sales of mobile data services rose 4% in the last quarter to 19.8%, putting O2 Germany ahead of its nearest competitors. We will continue to expand our 3G portfolio of products with the launch this summer of a range of handsets from Nokia, Samsung and Motorola and build on the strengths of Genion, which attracts over 70 per cent of our high value, contract customers."

The combined 3G/GPRS laptop card costs EUR285 (excl. VAT) and supports speeds of up to 384 kbit/s and makes use of O2 Germany's comprehensive 3G coverage - reaching around 40% of the German population through its own network and its network sharing and roaming agreement with T-Mobile. Customers of the service can choose from a range of monthly pricing plans and take advantage of 'Connection Manager', which enables them to automatically select the fastest transmission method whether it is 3G, GPRS or one of O2 Germany's 400 plus wireless LANs sites.

Note to editors
surf@home enables several users to simultaneously surf the net, is pre-configured for 3G use and supports a wide range of PCs, notebook's and PDA's through an wLAN, LAN and USB interface. O2 Germany will set the price nearer to its launch, although it is envisaged it will retail below 100 euros per unit. Customers will also be able to choose charged by amount of data sent or the time spent on line, all presented on a single bill.

mmO2
mmO2 has more than 20 million customers and 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and is now deploying third generation mobile telephony (3G) networks in the UK, Ireland and Germany. mmO2 has some 13,000 employees and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 20.9% of total service revenues in the quarter ending 31 December 2003.

mmO2 Contacts:
David Nicholas                          Simon Gordon
Head of Media Relations                 Press Relations Manager
mmO2 plc                                mmO2 plc
david.nicholas@o2.com                   simon.gordon@o2.com
t: +44 (0) 771 575 9176                 t: +44 (0)771 007 0698
O2 Germany Press Office: 089/24 42 - 12 14

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 22 March 2004                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary